FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                           For the period 10 July 2007


                                Cookson Group plc

                       165 Fleet Street, London, EC4A 2AE


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Index


Exhibit No.1 - Permanent SEC Deregistration 11 July 2007




10 July 2007


                Cookson Group plc ("Cookson" or the "Company")
                        Permanent SEC Deregistration


The US Securities & Exchange Commission ("SEC") recently approved new rules to allow non-US companies that have previously deregistered and suspended their SEC reporting obligations to permanently terminate any ongoing obligations. Cookson Group plc today announces that it intends to permanently deregister and terminate its reporting obligations under the US Securities Exchange Act of 1934, as amended, by filing a Form 15F with the SEC by the end of July 2007.

Cookson originally filed a Form 15 with the SEC to terminate the SEC registration of its ordinary shares on 21 February 2006. SEC deregistration occurred 90 days after this date. Under the then applicable SEC regulations, Cookson retained an ongoing obligation to ensure that the number of its US-resident shareholders remained below 300 at each fiscal year-end to avoid re-commencement of its SEC reporting and other applicable US obligations. The new SEC rules allow Cookson to file for permanent deregistration and dispense with the constraints of the existing ongoing obligations.




Enquiries:
Cookson Group plc                                    Tel: +44 (0)20 7822 0000
Richard Malthouse, Group Secretary                     www.cooksongroup.co.uk






                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 11 July 2007